UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM S.A. 4Q19 Earnings Release	1

Highlights

•	SQM reported net income(1) for the twelve months ended December 31, 2019 of US$278.1 million.

•	Revenues during 2019 were US$1,943.7 million, lower than revenues reported during 2018.

•	Adjusted EBITDA(2) margin for the twelve months ended December 31, 2019 reached 33%.

•	SQM will hold a conference call to discuss these results on Tuesday, March 3 at 10:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free): 1-855-238-1018

Participant International Dial-In: 1-412-542-4107

Webcast: https://services.choruscall.com/links/sqm200303.html

Santiago, Chile. March 2, 2020.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the twelve months ended December 31, 2019 of US$278.1 million (US$1.06 per ADR), a decrease from US$439.8 million (US$1.67 per ADR) reported for the twelve months ended December 31, 2018. Gross profit reached US$560.1 million (28.8% of revenues) for the twelve months ended December 31, 2019, lower than US$780.2 million (34.4% of revenues) recorded for the twelve months ended December 31, 2018. Revenues totaled US$1,943.7 million for the twelve months ended December 31, 2019, representing a decrease of 14.2% compared to US$2,265.8 million reported for the twelve months ended December 31, 2018.

The Company also announced earnings for the fourth quarter of 2019, reporting net income of US$66.9 million (US$0.25 per ADR) compared to US$108.6 million (US$0.41 per ADR) for the fourth quarter of 2018. Gross profit for the fourth quarter 2019 reached US$137.8 million; lower than the US$201.1 million recorded for the fourth quarter 2018. Revenues for the fourth quarter 2019 totaled US$472.2 million, a decrease of approximately 16.5% compared to the fourth quarter 2018, when revenues amounted to US$565.2 million.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “Our 2019 year-end results were lower than numbers reported last year. Lower sales volumes of potassium chloride and lower average prices in the lithium business line were the main drivers of these results. We saw positive price dynamics in the iodine and derivatives business line where our average price increased when compared to 2018”.

SQM S.A. 4Q19 Earnings Release	2

“We believe that lithium demand grew approximately 14% in 2019, a significant market growth, but lower than originally expected given some delays we saw in the penetration of electric vehicles in some key markets. We believe that the fundamentals behind demand growth in the lithium industry are stronger than ever, different automakers around the world are fully committed to the electrification of their fleet. At the same time, technological advancements are resulting in more competitive alternatives for customers, and doubts that once existed over lithium battery technology are dissipating. Our commitment to the lithium industry is strong; we continue working on our expansion plans in Chile, expecting to reach a capacity of 120,000 metric tons in 2021. We have decided to complete our previously announced lithium hydroxide expansion in two modules of 8,000 metric tons and believe the first stage should be completed next year. We have plans to further expand lithium carbonate capacity in Chile in the future and will continue working on the Mt. Holland project in Australia with the objective to make our final investment decision in the first quarter of 2021.”

Mr. Ramos went on to say: “With the recent developments of the coronavirus in China and around the world, we report that the safety of our employees is our top priority, and necessary precautions have been taken. Logistics in China have been affected, but we have seen signs that things are getting back to normal. At this point, we believe sales volumes related to the lithium business line in China could be lower during the first quarter of 2020 when compared to our original expectations. Depending on the evolution of the coronavirus outbreak, we may be able to recover some of those sales volumes and reach 55-60k metric tons in 2020.”

Segment Analysis

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$505.7 million during the twelve months ended December 31, 2019, a decrease of 31.2% compared to the US$734.8 million for the twelve months ended December 31, 2018.

Lithium and derivatives revenues decreased 57.4% during the fourth quarter of 2019 compared to the fourth quarter of 2018. Total revenues amounted to US$99.7 million during the fourth quarter of 2019, compared to US$233.9 million in the fourth quarter of 2018.

Lithium and Derivatives Sales Volumes and Revenues:

		2019	2018	2019/2018
Lithium and Derivatives	Th. MT	45.1	45.1	0.0	0%
Lithium and Derivatives Revenues	MUS$	505.7	734.8	-229.1	-31%

During 2019, we believe total market demand reached 307,000 metric tons. Our sales volumes remained flat compared to 2018, and our average prices fell over 30% in line with our estimates. The decrease in lithium price was a result of lower than expected demand growth, which we believe reached approximately 14% during 2019. During 2020, we believe the European electric vehicle market will gain momentum and contribute significantly to lithium demand growth. However, we believe the oversupply seen in 2019 may continue in 2020 and could further impact average prices this year when compared to 2019. We remain optimistic about the long-term growth of the lithium market related to electric vehicles.

We believe that our sales volumes in 2020 could reach approximately 55,000-60,000 metric tons, allowing us to increase our market share. We continue our expansion plans in Chile, expecting to reach a capacity of 120,000 metric tons in 2021. We have decided to complete our lithium hydroxide expansion in two modules of 8,000 metric tons and believe the first stage will be completed next year. We have plans to further expand lithium carbonate in Chile and continue to work on the development of our Mt. Holland project in Australia.

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Gross profit(3) for the Lithium and Derivatives segment accounted for approximately 36% of SQM’s consolidated gross profit for the twelve months ended December 31, 2019.

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the twelve months ended December 31, 2019 totaled US$723.9 million, a decrease of 7.4% compared to $781.8 million reported for the twelve months ended December 31, 2018.

Fourth quarter 2019 revenues reached US$172.8 million, 0.9% lower than the US$174.4 million reported in the fourth quarter of 2018.

Specialty Plant Nutrition Sales Volumes and Revenues:

		2019	2018	2019/2018
Specialty Plant Nutrition Total Volumes	Th. MT	1041.9	1082.6	-40.7	-4%
Sodium Nitrate	Th. MT	30.2	25.0	5.2	21%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	617.4	673.4	-56.0	-8%
Specialty Blends	Th. MT	238.9	242.5	-3.6	-1%
Other specialty plant nutrients (*)	Th. MT	155.3	141.6	13.7	10%
Specialty Plant Nutrition Revenues	MUS$	723.9	781.8	-57.8	-7%
*Includes trading of other specialty fertilizers.

In the potassium nitrate market, demand growth was weaker than expected in 2019, as a result of weather conditions in various geographical markets. Our average prices fell as a result of this lower demand, about 3% less in 2019 than average prices reported in 2018. We expect that to change in 2020, as we should see strong demand in the North America, specifically the United States and Mexico. We believe that water soluble potassium nitrate could see growth rates of approximately 6%. This demand recovery could also have a positive impact on prices this year.

SPN gross profit accounted for approximately 27% of SQM’s consolidated gross profit for the twelve months ended December 31, 2019.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2019 were US$371.0 million, an increase of 14.2% compared to US$325.0 million generated for the twelve months ended December 31, 2018.

Revenues from sales of iodine and derivatives for the fourth quarter of 2019 amounted to US$93.6 million, an increase of 14.3% compared to US$81.9 million achieved during the fourth quarter of 2018.

Iodine and Derivative Sales Volumes and Revenues:

		2019	2018	2019/2018
Iodine and Derivatives	Th. MT	12.7	13.3	-0.6	-4%
Iodine and Derivatives Revenues	MUS$	371.0	325.0	46.0	14%

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Higher iodine revenues were the result of higher prices during 2019 compared to the 2018 where average prices in the business line increased almost 20%. We believe that this positive price momentum should continue during 2020, increasing margins per ton significantly in this business lines. This should offset the slightly lower sales volumes that we expect during 2020.

Gross profit for the Iodine and Derivatives segment accounted for approximately 25% of SQM’s consolidated gross profit for the twelve months ended December 31, 2019.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2019 totaled US$212.2 million, a 20.7% decrease compared to the US$267.5 million reported for the twelve months ended December 31, 2018.

Potassium chloride and potassium sulfate revenues increased 4.8% in the fourth quarter of 2019, totaling US$49.9 million compared to the US$47.7 million reported for the fourth quarter of 2018.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		2019	2018	2019/2018
Potassium Chloride and Potassium Sulfate	Th. MT	597.3	831.8	-234.5	-28%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	212.2	267.5	-55.3	-21%

In 2019, we believe that the potassium chloride market reached approximately 64 million metric tons and could grow an additional 2 million tons in 2020. Revenues in the potassium chloride and potassium sulfate business line during 2019 were impacted by lower sales volumes when compared to 2018, which were not offset by higher average prices in the business line. Sales volumes for potassium chloride and potassium sulfate reached almost 600k metric tons, which is significantly higher than our original annual sales estimate of 500k metric tons. We believe that sales volumes in 2020 could increase another 20-25% when compared to 2019, but the lower price dynamics that we have seen during the first two months of this year could continue.

Gross profit for Potassium Chloride and Potassium Sulfate business line accounted for approximately 6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2019.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2019 reached US$94.9 million, a 12.4% decrease compared to US$108.3 million for the twelve months ended December 31, 2018.

Revenues for the fourth quarter of 2019 totaled US$47.0 million, an increase of 243.2% compared to US$13.7 million for the fourth quarter of 2018.

Industrial Chemicals Sales Volumes and Revenues:

		2019	2018	2019/2018
Industrial Nitrates	Th. MT	123.5	135.9	-12.4	-9%
Industrial Chemicals Revenues	MUS$	94.9	108.3	-13.4	-12%

5

Our lower revenues in this business line were a result of lower sales volumes in the business line. We reported sales of over 48,000 metric tons of solar salts during the fourth quarter of the year, in line with our estimates. We will be supplying a very large CSP project in the Middle East with the expected 2020 sales volumes of approximately 150,000 MT.

Gross profit for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2019.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$36.0 million in the twelve months ended December 31, 2019, lower than the US$48.5 million for the twelve months ended December 31, 2018.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$1,181.3 million for the twelve months ended December 31, 2019, a decrease of 6.6% compared to US$1,264.2 million for the same period in 2018.

Administrative Expenses

Administrative expenses totaled US$117.2 million (6.0% of revenues) for the twelve months ended December 31, 2019, compared to US$118.1 million (5.2% of revenues) recorded during the twelve months ended December 31, 2018.

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2019 were US$50.6 million, compared to US$35.3 million recorded for the twelve months ended December 31, 2018.

Income Tax Expense

Income tax expense reached US$110.0 million for the twelve months ended December 31, 2019, representing an effective tax rate of 28.2%, compared to an income tax expense of US$179.0 million during the twelve months ended December 31, 2018. The Chilean corporate tax rate was 27.0% during 2019 and 2018.

Other

The adjusted EBITDA margin was approximately 33.2% for the twelve months ended December 31, 2019. Adjusted EBITDA margin for the twelve months ended December 31, 2018 was approximately 39.0%. The adjusted EBITDA margin for the fourth quarter of 2019 was approximately 33.3%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.
3)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

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Balance Sheet

(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2019	2018

Total Current Assets	2,682.2	2,398.4
Cash and cash equivalents	588.5	556.1
Other current financial assets	505.5	312.7
Accounts receivable (1)	460.4	509.4
Inventory	983.3	913.7
Others	144.4	106.5

Total Non-current Assets	2,002.0	1,869.7
Other non-current financial assets	8.8	17.1
Investments in related companies	109.4	111.5
Property, plant and equipment	1,607.1	1,454.8
Other Non-current Assets	276.7	286.2

Total Assets	4,684.2	4,268.1

Total Current Liabilities	776.8	555.7
Short-term debt	298.8	23.6
Others	478.0	532.1

Total Long-Term Liabilities	1,772.9	1,574.6
Long-term debt	1,518.9	1,330.4
Others	253.9	244.2

Shareholders' Equity before Minority Interest	2,086.3	2,085.5

Minority Interest	48.2	52.3

Total Shareholders' Equity	2,134.5	2,137.8

Total Liabilities & Shareholders' Equity	4,684.2	4,268.1

Liquidity (2)	3.5	4.3

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

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  Income Statement

	For the 4th quarter		For the twelve months ended Dec. 31,
(US$ Millions)
	2019	2018	2019	2018

Revenues	472.2	565.2	1,943.7	2,265.8

Lithium and Lithium Derivatives	99.7	233.9	505.7	734.8
Specialty Plant Nutrition (1)	172.8	174.4	723.9	781.8
Iodine and Iodine Derivatives	93.6	81.9	371.0	325.0
Potassium Chloride & Potassium Sulfate	49.9	47.7	212.2	267.5
Industrial Chemicals	47.0	13.7	94.9	108.3
Other Income	9.2	13.8	36.0	48.5

Cost of Goods Sold	(281.8)	(315.4)	(1,181.3)	(1,264.2)
Depreciation and Amortization	(52.6)	(48.8)	(202.3)	(221.4)

Gross Profit	137.8	201.1	560.1	780.2

Administrative Expenses	(33.4)	(34.6)	(117.2)	(118.1)
Financial Expenses	(18.0)	(17.4)	(76.9)	(57.8)
Financial Income	7.0	6.0	26.3	22.5
Exchange Difference	(1.1)	(7.2)	(2.2)	(16.6)
Other	1.9	14.9	0.6	10.9

Income Before Taxes	94.1	162.9	390.6	621.0

Income Tax	(26.0)	(52.7)	(110.0)	(179.0)

Net Income before minority interest	68.2	110.2	280.6	442.1

Minority Interest	(1.3)	(1.5)	(2.5)	(2.2)

Net Income	66.9	108.6	278.1	439.8
Net Income per Share (US$)	0.25	0.41	1.06	1.67

(1)	Includes other specialty fertilizers

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About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 2, 2020	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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